UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 333-137857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

Unit Corporation
Employees' Thrift Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Unit Corporation
Employees' Thrift Plan
Index
December 31, 2007 and 2006

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007	10

Signatures	11

Exhibit Index	12

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Unit Corporation Employees' Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Unit Corporation Employees' Thrift Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1, effective December 31, 2007, the Leonard Hudson Drilling Co., Inc. Employee Savings Trust Plan merged into the Unit Corporation Employees’ Thrift Plan.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
June 30, 2008

Unit Corporation
Employees' Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

ASSETS
Investments, at fair value
Common stock of Unit Corporation	$19,524,587	$18,838,956
Mutual funds	30,812,626	24,082,714
Investment contract	5,421,852	4,679,601
Participant loans	2,860	7,758
Total investments at fair value	55,761,925	47,609,029

Receivables
Employer contributions	4,418,305	4,006,447
Employee contributions	147,594	155,152
Transfer in related to merger (Note 1)	2,091,557	—
Total receivables	6,657,456	4,161,599
Net assets available for benefits, at fair value	62,419,381	51,770,628

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	285,360	246,295
Net assets available for benefits	$62,704,741	$52,016,923

        The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006

Investment income (loss)
Interest and dividend income	$2,052,169	$1,221,926
Net appreciation (depreciation) in fair value
of investments	367,257	(1,663,362)
Total investment income (loss)	2,419,426	(441,436)

Contributions
Employer	4,418,305	4,195,266
Employee	5,484,421	4,795,350
Rollovers	213,057	232,861
Total contributions	10,115,783	9,223,477
Transfer in related to merger (Note 1)	2,091,557	—

Deductions
Distributions	(3,938,821)	(4,525,561)
Administrative expenses	(127)	(3,208)
Total deductions	(3,938,948)	(4,528,769)
Net increase in assets available for benefits	10,687,818	4,253,272

Net assets available for benefits
Beginning of the year	52,016,923	47,763,651
End of the year	$62,704,741	$52,016,923

        The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information.  Participants should refer to the Plan for a more complete description of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan covering all eligible employees of Unit Corporation (the “Company”), the Plan sponsor.  Principal Trust Company, an affiliate of Principal Financial Group (collectively “Principal”), serves as trustee for the Plan under a trust agreement dated January 1, 2006.   The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan allows participation on the first day of any month immediately upon the attainment of age 18 and completion of three months of service.

Contributions

The Plan allows participants to contribute up to 99% of their total monthly compensation (including overtime pay, bonuses and other extraordinary compensation), subject to certain limitations.  Participants who are age 50 and above may also elect to make “catch-up” contributions, limited to $5,000 for 2007.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”).

The Company may contribute to the Plan a specified percentage of participant contributions as determined by the Board of Directors. The Company's contribution may be in the form of cash or shares of the Company's common stock.  For each of 2007 and 2006, the Company's contribution equaled 117% of 6% of a participant’s compensation.  The Company may also contribute an additional amount from its net profits and accumulated net profits as determined from time to time by the Board of Directors.  There were no such contributions in 2007 or 2006.  The allocation of this contribution is also at the discretion of the Board of Directors.  The Company’s matching contributions for 2007 and 2006 was made in shares of the Company's common stock valued at $4,418,305 and $4,195,266, respectively.

Transfers In

During June 2007, Leonard Hudson Drilling Co., Inc. (LHD) was acquired by Unit Drilling Company, a subsidiary of Unit Corporation.  Beginning in June of 2007, LHD participants were eligible to participate in the Plan while loan balances and plan assets remained in the LHD plan through December 31, 2007.  Effective December 31, 2007, the LHD Employee Savings Trust Plan was merged into the Plan resulting in $1,774,738 in non-loan assets and $316,819 in loans being received by the Plan during January 2008.  These amounts were recorded as a receivable by the plan at December 31, 2007 based on the effective date of the merger.  As of December 31, 2007, $57,681 of the loans were in default status.

Participants’ Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, if any, and earnings.  Earnings with respect to each participant’s account are credited directly to such participant’s account. The benefit to which a participant is entitled is that which can be derived from the participant’s vested account.

Vesting
Participants are immediately vested in all contributions including employer contributions, plus actual earnings on those contributions.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2007 and 2006

Payment of Benefits

The normal retirement age under the terms of the Plan is 62.  Participants may generally elect the form of payment from several options, including a lump sum payment, installment payments over a specified number of years not to exceed the participant's remaining life expectancy, or by transferring to another individual retirement plan, account or contract which is an eligible retirement plan under Section 402(c)(1)(B) of the Internal Revenue Code.

The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability or retirement.  At the Plan administrative committee's discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date.

Withdrawals

Participants may withdraw their salary reduction contributions only on termination of employment, attainment of age 59–1/2 or normal retirement age, or a limited hardship ruling which has been authorized by the Plan administrative committee.  The vested portion of Company contributions may be withdrawn only on termination of employment or attainment of age 59-1/2.

Participant Loans
Except for loans outstanding in plans that are merged into the Plan, the Plan does not provide for loans to participants.

Investment Options
During 2007 and 2006, the Plan allowed participant contributions to be invested (at the election of the participants) into one or more of a number of available investment options.

The Unit Corporation common stock fund, consisting solely of Unit Corporation common stock, includes elective contributions from the participants as well as matching Company contributions made in Company common stock.  All Company matching contributions made in shares of Company common stock are initially directed into the Unit Corporation Common Stock Fund. Once the common stock has been allocated to a participant’s account, the participant may sell the common stock and allocate the proceeds to other investment options.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Plan are presented on the accrual method of accounting.

Payment of Benefits
Distributions are recorded when paid to participants.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2007 and 2006

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Accounting Standard No. 157, “Fair Value Measurements” (FAS No. 157). FAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands the disclosure about such fair value measurements.  FASB Staff Position (FSP) 157-2, delayed the effective date of FAS No. 157 for nonfinancial assets and liabilities beginning January 1, 2009.  The Plan is currently assessing the impact of FAS No. 157 on its net assets and changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments in Unit Corporation common stock are stated at current market value as established by quoted market prices on the New York Stock Exchange.  Registered open-ended mutual funds are valued at the net asset value of shares held by the Plan at year end.  Participant loans are valued at outstanding principal balances, plus accrued interest, which approximates fair value.

Effective January 1, 2006, the Plan entered into a benefit-responsive investment contract with Principal.  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value.  However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal.  Under the FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, this investment is presented at fair value in the Statement of Net Assets Available for Benefits and in the table of investments held by the Plan representing 5% or more of the Plan's net assets (Note 4).  In determining the net assets available for benefits, the investment contract is recorded at its contract value, which is equal to the principal balance plus accrued interest.  There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rates are reset every January 1 and July 1 as determined by Principal, and were 3.25% and 3.10% for interest rate periods January 1, 2007 through June 30, 2007 and July 1, 2007 through December 31, 2007, respectively, compared to an interest rate of 3.30% for both interest rate periods in 2006.  The average yield for 2007 was 3.23% compared to 3.31% in 2006.

The Plan presents in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses
The Company bears the costs of administering the Plan and they are not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2007 and 2006

3.	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participant account balances will be distributed to participants in accordance with the terms of the Plan.

4.	Investments

All investments are held by the Plan trustee on behalf of the Plan under a trust agreement. Investments representing 5% or more of the Plan’s net assets are as follows:

		Fair
	Shares (#)	Value
December 31, 2007
Mutual funds
Principal Global Investors Lifetime 2030 Sel Fund	412,566	$5,763,550
Columbus Circle Investors LargeCap Sel Fund	429,070	4,204,890
Neuberger & Berman Genesis Trust Fund	108,501	5,346,940
Investment contract - Principal Fixed Income 401(A)/(K)	406,868	5,421,852	*
Common stock of Unit Corporation	422,153	19,524,587

* Contract value is $5,707,212

December 31, 2006
Mutual funds
Principal Global Investors Lifetime 2030 Sel Fund	351,141	$4,863,308
Columbus Circle Investors LargeCap Sel Fund	376,798	3,063,370
Neuberger & Berman Genesis Trust Fund	84,335	4,025,317
Investment contract - Principal Fixed Income 401(A)/(K)	362,315	4,679,601	*
Common stock of Unit Corporation	388,833	18,838,956

* Contract value is $4,925,896

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments (including gains or losses on investments purchased and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Mutual funds	$648,210	$918,980
Investment contract	174,994	149,967
Common stock	(455,947)	(2,732,309)
Net appreciation (depreciation) in fair value of
investments	$367,257	$(1,663,362)

5.	Income Tax Status

A favorable determination of the qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 was received from the Internal Revenue Service in August 2001 covering amendments to the Plan after its previous determination letter obtained in June 1998.  There have been amendments since the August 2001 determination letter.  However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Related Party Transactions

Certain Plan investments are mutual funds and the investment contract managed by Principal.  Principal is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Participant loans are also considered party-in-interest transactions.  There were no fees paid by the Plan for the investment management services for the years ended December 31, 2007 and 2006.

Additionally, certain Plan investments are shares of Unit Corporation common stock.  These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions.  The fair value of this investment totaled $19,524,587 and $18,838,956 at December 31, 2007 and 2006, respectively.  Purchases and sales of Company common stock totaled $9,964,063 and $8,419,324 in 2007, respectively, and totaled $8,376,465 and $7,181,921 in 2006, respectively.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2007 and 2006

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total investment income (loss) per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	2007	2006

Total investment income (loss) per the financial statements	$2,419,426	$(441,436)
Add: prior year adjustment from fair value to contract value
for fully benefit-responsive investment contract	246,295	—
Less: adjustment from contract value to fair value
for fully benefit-responsive investment contract	—	(246,295)
Total investment income (loss) per the Form 5500	$2,665,721	$(687,731)

At December 31, 2006, the Form 5500 presented the investment contract at fair value.  At December 31, 2007, the investment contract is presented at contract value in both the financial statements and the Form 5500.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor,	Description of			Current
	or Similar Party	Investment	Shares	Cost	Value

	Alliance Cap Management (Berstein) Large
	Cap Value Sel Fund	Mutual Fund	78,663	$—	$1,065,889
	Capital Research and Management AM Fds
	Grth Fd of AM F3 Fund	Mutual Fund	21,511	—	721,034
	Columbus Circle Investors LargeCap Sel Fund	Mutual Fund	429,070	—	4,204,890
	Dodge & Cox Balanced International Stock
	Fund	Mutual Fund	39,957	—	1,838,803
	Dreyfus Bond Market Index Investor Fund	Mutual Fund	18,932	—	192,349
	Fidelity Adv Small Cap T Fund	Mutual Fund	46,458	—	1,116,388
	Goldman Sachs Assets Management MidCap
	Val Sel Fund	Mutual Fund	96,775	—	1,220,329
	Mellon Equity MidCap Growth Sel Fund	Mutual Fund	24,593	—	277,652
	Neuberger & Berman Genesis Trust Fund	Mutual Fund	108,501	—	5,346,940
	Neuberger & Berman Partners Trust Fund	Mutual Fund	85,291	—	2,157,857
	PIMCO Total Return Fund	Mutual Fund	223,044	—	2,384,338
*	Principal Global Investors Lifetime Strategic
	Income Sel Fund	Mutual Fund	7,328	—	86,910
*	Principal Global Investors Lifetime 2010 Sel
	Fund	Mutual Fund	35,988	—	461,006
*	Principal Global Investors Lifetime 2020 Sel
	Fund	Mutual Fund	32,489	—	440,880
*	Principal Global Investors Lifetime 2030 Sel
	Fund	Mutual Fund	412,566	—	5,763,550
*	Principal Global Investors Lifetime 2040 Sel
	Fund	Mutual Fund	13,948	—	195,413
*	Principal Global Investors Lifetime 2050 Sel
	Fund	Mutual Fund	10,848	—	147,646
*	Principal Global Investors SmallCap Value Sel
	Fund	Mutual Fund	58,138	—	938,346
*	Principal Global Investors S&P 400 Index	Mutual Fund	68,928	—	1,000,828
*	Principal Global Investors S&P 500 Index	Mutual Fund	116,495	—	1,199,898
*	Principal Global Investors S&P 600 Index	Mutual Fund	3,126	—	51,680

*	Principal Fixed Income 401(A)/(K)	Investment Contract	406,868	—	5,421,852

*	Unit Corporation	Common Stock, $0.20	422,153	—	19,524,587
		par value
*	Participant loans	Interest rate of 6%	—	—	2,860
		maturity
		January 15, 2009
	Total				$55,761,925

* Represents investments which qualify as party-in-interest.

Column (d) cost information is not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By:  /s/ Mark E. Schell                                                                                               Date: June 30, 2008
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm